25003196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-65914

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Longship Alternative Asset Management, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

43 Oyster Bay Road
(No. and Street)

Locust Valley	NY	11560
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Constantine Baris	(516) 676-7111	conny@longshipllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

A-94/8 Wazirpur Industrial Area	New Delhi	INDIA	10052
(Address)	(City)	(State)	(Zip Code)

February 10, 2009	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Constantine Baris, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Longship Alternative Asset Management, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA L. COPPOLA
Notary Public, State of New York
No. 01CO6132752
Qualified in Queens County
Commission Expires August 29, 2025

Notary Public

Signature:

Title: CFO, Managing Partner

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

CONFIDENTIAL

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of the Independent Registered Public Accounting Firm

To the Members of Longship Alternative Asset Management, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Longship Alternative Asset Management, LLC** (the "Company") as of December 31, 2024 and the related statements of operations, changes in Member's equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules related to Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission, Information Relating to Possession or Control Requirements and, and Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17 C.F.R. § 2 240. 17a-5. In our opinion, the supplemental information contained in schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2022.

New Delhi, India
April 1, 2025

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash	$	19,727
Accrued revenue		27,029
Other Assets		32
Total Assets	$	46,788

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accrued Liabilities	$	6,248
Total Current Liabilities		6,248
Members' Equity		40,540
Total Liabilities and Members' Equity	$	46,788

The accompanying notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Income:		
Consulting Fees	$	56,743
Total Income		56,743
Expenses		
Travel & Entertainment		5,205
Telephone, Data & Communications		8,910
Professional Fees		35,262
Office Expenses		5,734
Insurance		3,377
Dues & Fees		6,577
Other Expenses		4,477
Total Expenses		69,542
Net Profit	$	(12,799)

The accompanying notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF CHANGES in MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

Balance, January 1, 2024	$	22,339
Less: distributions to members		-
Add: contributions from members		31,000
Add: Net Profit		(12,799)
Balance, December 31, 2024		$40,540

The accompanying notes are integral to the financial statements

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:			
Net Profit		$	(12,799)
Adjustments to reconcile net profit to net cash used in			
Operating activities:			
Decrease in Accounts Receivable	12,061		
Increase in Accrued Revenue	(27,029)		
Increase in Other Assets	50		
Decrease in Accrued Liabilities	(4,752)		
Total adjustments			(19,670)
Net Cash used in operating activities			(32,469)
Cash flows from by financing activities:			
Distributions to members	-		
Contributions from members	31,000		
Net cash provided by financing activities			31,000
Net Increase in Cash and cash equivalents			(1,469)
Beginning balance of cash and cash equivalents			21,196
Ending balance of cash and cash equivalents		$	19,727

The accompanying notes are an integral of these financial statements

1. Statement of Significant Accounting Policies:

Organization:

Longship Alternative Asset Management, LLC (A Limited Liability Company) "the Company" was organized under the laws of the state of Delaware and was authorized to do business in New York. The company is registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc., formerly the National Associate of Securities Dealers, in October 2003.

The liability of each member is limited to their capital account balance with the Company.

Concentration of Risk:

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

The Company maintains accounts with Chase Bank. The balances at times may exceed the federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Use of Estimates:

Management uses estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from these estimates.

Income taxes:

The Company is taxed as a partnership for income tax purposes. No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibilities of the members.

Statement of Significant Accounting Policies(continued):

Revenue Recognition:

The Company provides advisory services to hedge funds, private equity and other financial managers. The company provides introductions from institutional investors as well as high net-worth investors. The company recognizes revenue when the institutional managers earn their respective management and success fees. The revenue recognition guidance of ASC Topic 606, Revenue from Contracts with Customers, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Recent Accounting Pronouncements

FASB ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

Statement of Significant Accounting Policies(continued):

The FASB issued ASU 2023-07 on November 27, 2023, which is intended to improve reportable segment disclosure requirements. Under previous guidance, while entities were required to disclose segment revenue and measure of profit or loss, there has been limited disclosure around the reporting of segment expenses. In addition to enhanced disclosures about significant segment expenses, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity's overall performance and assess potential future cash flows. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company has adopted the requirements of the expanded segment disclosures as of December 31, 2024.

2. Net Capital Requirements:

Longship Alternative Asset Management, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2024, the company had net capital, as defined, of $13,779 which exceeded the required minimum net capital by $8,779. Aggregate indebtedness at December 31, 2024 totaled $5,948 and the ratio of aggregate indebtedness to net capital was 43.13%

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a broker dealer, Longship Alternative Asset Management, LLC (A Limited Liability Company) is engaged by third party companies to market private placement securities on their behalf. These securities are exempt from registration with the Securities and Exchange Commission under Section4(2)-Rule D, No. 506 of the Securities Act.

4. Commitments and Contingencies:

The Company has no significant contingent liabilities requiring disclosure in the financial statements.

5. Related Party Transactions:

Robert Stearns, owner of the Company and the owner of Volsung Capital, Inc. (Volsung). During 2024 Volsung was paid $28,350 for marketing services. Constantine Baris, owner of the Company and the owner of Baris Financial Mgmt., Ltd. (BFM). During 2024 the company did not have any transaction with BFM for accounting, tax preparation and FinOp Services. David McClean owner of the Company and the owner of DMA Consulting Group, Inc. (DMA). During 2024 the company did not have any transaction with DMA for Compliance services.

6. Segment Reporting

The Company is engaged in a single line of business as a broker-dealer. which is comprised of several classes of services, including Hedge Fund Consulting. The Company has identified its Robert Stearns as the chief operating decision maker ("CODM") who uses CODM uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital see Note 3, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or distribute its profits. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss segment are the same as those described in the summary of significant accounting policies see Note 1. The Company derived 100% of its revenue from one customer of total revenues earned during the year ended December 31, 2024 from one customer. The significant expenses of the segment are reported on the accompanying income statement of this report.

7. Subsequent Events:

Management of the Company has evaluated events and transactions that have occurred since March 31, 2025 to the date the financials being issued and determined that there are no material events that would require disclosure in the Company's financial statements.

LONGSHIP ALTERNATIVE ASSET MANAGEMENT, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL UNDER S.E.C RULE 15C3-1
DECEMBER 31, 2024

Computation of net capital	
Members' Equity	40,540
Less non-allowable assets:	
Accrued Revenue	27,029
Other Assets	32
Net Capital	13,479
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of Aggregate indebtedness	5,000
Excess net capital	8,479
Computation of aggregate indebtedness	
Total A.I. liabilities	6,248
Percentage of aggregate indebtedness to net capital	46.35%

The accompanying notes are an integral part of these financial statements

Computation for Determination of Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of 1934 December 31, 2024

The Company does not claim an exemption from the provision of Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued SEC staff.
The Company does not

1. directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers,
2. does not carry account of or for customers and does not carry PAB accounts.

MERCURIUS

MERCURIUS & ASSOCIATES LLP
+91 11 4559 6689
info@masllp.com
www.masllp.com

Report of Independent Registered Public Accounting Firm

To the Members of Longship Alternative Asset Management, LLC

We have reviewed management's statement, included in the accompanying Longship Alternative Asset Management, LLC's Exemption Report, in which:

(1) Longship Alternative Asset Management, LLC (the "Company") does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) Company stated that it is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the company limits its business activities exclusively to private placements of securities as the company receives finder fees for introducing institutional investors to registered invest best efforts basis to accredited investors and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers 2) did not carry accounts of, or for, customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2024, without exception.

The Company's management is responsible for the statements and for compliance with the provisions of Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. §240.17a-5 throughout the year ended December 31, 2024.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India
April 01, 2025